QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12(b)

THE BEAR STEARNS COMPANIES INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(In thousands, except for ratio)

		(Unaudited) Nine Months Ended August 31, 2003	(Unaudited) Nine Months Ended August 31, 2002	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001	Fiscal Year Ended November 30, 2000	Five-Months Ended November 26, 1999	Fiscal Year Ended June 30, 1999	Fiscal Year Ended June 30, 1998
	Earnings before taxes on income	$1,335,506	$1,038,183	$1,310,963	$934,444	$1,171,523	$453,592	$1,064,108	$1,063,492

Add:	Fixed Charges
	Interest	1,067,184	1,368,717	1,762,580	3,793,998	4,772,286	1,524,046	3,344,190	3,622,629
	Interest factor in rents	26,838	27,580	37,735	33,500	32,200	12,783	31,363	30,130

Total fixed charges		1,094,022	1,396,297	1,800,315	3,827,498	4,804,486	1,536,829	3,375,553	3,652,759

	Earnings before fixed charges and taxes on income	$2,429,528	$2,434,480	$3,111,278	$4,761,942	$5,976,009	$1,990,421	$4,439,661	$4,716,251

	Preferred stock dividends	$23,580	$27,416	$35,606	$39,113	$39,113	$16,297	$39,430	$31,012
	Ratio of income before provision for income taxes to net income*	154%	151%	149%	151%	152%	159%	158%	161%

	Preferred dividend factor on pretax basis	36,278	41,382	53,142	59,074	59,264	25,863	62,340	49,939
	Total fixed charges and preferred dividends	$1,130,300	$1,437,679	$1,853,457	$3,886,572	$4,863,750	$1,562,692	$3,437,893	$3,702,698

	Ratio of earnings to fixed charges and preferred stock dividends	2.1	1.7	1.7	1.2	1.2	1.3	1.3	1.3

*
Represents income before provision for income taxes divided by net income, which adjusts dividends on preferred stock to a pre-tax basis.

QuickLinks

  Exhibit 12(b)
THE BEAR STEARNS COMPANIES INC. COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (In thousands, except for ratio)